No Act
PE 1/10/11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





11006035

March 14, 2011

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-14-11

Re: Intel Corporation
Incoming letter dated January 10, 2011

Dear Mr. Mueller:

This is in response to your letter dated January 10, 2011 concerning the shareholder proposal submitted to Intel by the SEIU Master Trust. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Eunice Washington
Executive Director of Benefit Funds
SEIU Master Trust
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202

March 14, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Intel Corporation
Incoming letter dated January 10, 2011

The proposal urges the Compensation Committee to make specified changes to any short-term incentive plan in which senior executives participate as such short-term incentive plan is applied to senior executives, to promote a longer-term perspective.

We are unable to concur in your view that Intel may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonably certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Intel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 42376-00006

January 10, 2011

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Intel Corporation*
Stockholder Proposal of SEIU Master Trust
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Intel Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Stockholders' Meeting (collectively, the "2011 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from SEIU Master Trust (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, that shareholders of Intel Corporation ("Intel") urge the Compensation Committee of Intel's board (the "Committee") to make the following changes to any short-term incentive ("STI") plan in which senior executives participate, as such STI is applied to senior executives, to promote a longer-term perspective:
>
> 1. An award to a senior executive under the STI (a "Bonus") that is based on one or more financial measurements (each, a "Financial Metric") whose performance measurement period ("PMP") is one year or shorter shall not be paid in full for a period of three years (the "Deferral Period") following the end of the PMP;
>
> 2. The Committee shall develop a methodology for
>
>   (a) determining what proportion of a "Bonus" should be paid immediately,
>   (b) adjusting the remainder of the Bonus over the Deferral Period to reflect performance on the Financial Metric(s) during the Deferral Period and
>   (c) paying out the remainder of the Bonus, adjusted if required, during and at the end of the Deferral Period; and
>
> 3. The adjustment described in 2(b) should not require achievement of new performance goals but should focus on the quality and sustainability of performance on the Financial Metric(s) during the Deferral Period.
>
> The policy should be implemented in a way that does not violate any existing contractual obligation or the terms of any compensation or benefit plan currently in effect. Intel should submit for stockholder approval any change where approval is required under any law, regulation or plan.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

A. Background

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15,2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

On this basis, the Staff has permitted the exclusion of a variety of stockholder proposals regarding changes to compensation policies and procedures. *See Prudential Financial, Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal requiring stockholder approval for certain senior management incentive compensation programs because the proposal was vague and indefinite); *Woodward Governor Co.* (avail. Nov. 26, 2003) (concurring in the exclusion of a proposal which called for a policy of compensating "executives in the upper management ... based on stock growth" because the proposal was vague and indefinite as to what executives and time periods were referenced); *General Electric Co.* (avail. Feb. 5, 2003) (concurring with the exclusion of a proposal requiring "shareholder approval for all compensation for Senior Executives and Board members" which exceeded certain thresholds because the proposal used vague and undefined key terms).

Moreover, the Staff has on numerous occasions concurred that a stockholder proposal was sufficiently vague and indefinite so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'").

Under these standards, the Proposal is so vague and indefinite as to be misleading and therefore is excludable under Rule 14a-8(i)(3) for the reasons discussed below.

B. Analysis

The instant Proposal is vague and misleading because it is impossible for stockholders to know what changes to the Company's compensation programs they are being asked to support and impossible for the Company to determine how to implement the Proposal.

Because the Proposal requests changes to any existing "short-term incentive ('STI') plan in which senior executives participate," instead of requesting that the Company implement a plan with particular features or adopt a general policy, it is necessary to review the Company's existing plans and evaluate how the Proposal might apply to them. The Proponent did not contact the Company in advance of submitting the Proposal to discuss any concerns the Proponent may have with the Company's executive compensation programs. Likewise, although the Proposal calls for changes in the Company's existing executive compensation program, the Proponent does not appear to have submitted a Proposal that was drafted with the Company's executive compensation plans in mind. Instead, the Proposal is drafted generically, dictating certain types of changes, but not clearly stating how those changes apply to the Company's compensation programs. Specifically, the Proposal urges the Compensation Committee of the Company's Board of Directors (the "Committee") to make specified changes so that to any "award to a senior executive under the STI (a 'Bonus') that is based on one or more financial measurements (each, a 'Financial Metric') whose performance measurement period ('PMP') is one year or shorter," including by adjusting the award over a three year deferral period "to reflect performance on the Financial Metric(s)." However, the described adjustment "should not require achievement of new performance goals." This generalized description might be applicable to some types of short-term incentive plans, such as ones where a target bonus amount is adjusted upward or downward based on performance measured solely on the basis of one or more relative financial metrics. However, in the context of the Company's compensation programs, it is unclear whether the Proposal was intended to apply to such awards, and if it was, how the Company would implement the Proposal.

The Company does not provide incentive awards to senior executives based solely on one or more financial measurements that are measured over a period that is one year or shorter. As reflected in the Summary Compensation Table and the Grants of Plan-Based Awards Table on pages 39 and 42, respectively, of the proxy statement for the Company's 2010 Annual Stockholders' Meeting (the "2010 Proxy Statement"),[1] the only non-equity incentive plan awards granted by the Company are annual incentive cash payments made under the Company's Executive Officer Incentive Plan (the "Annual Incentive Cash Awards") and semiannual incentive cash payments ("Semiannual Incentive Cash"). As described in the Compensation Discussion and Analysis on page 28 of the 2010 Proxy Statement under the caption "Annual Incentive Cash Payments," Annual Incentive Cash Awards are awarded based on net income, on a GAAP or non-GAAP basis,[2] multiplied by an individual performance adjustment determined using the Committee's discretionary criteria, multiplied by a multiplier calculated at the end of the year. As described in the Executive Compensation section on page 43 of the 2010 Proxy Statement following the Grants of Plan-Based Awards table, the multiplier is calculated as the sum of three ratios, determined using the following performance criteria:

1) the Absolute Financial Component, which divides the Company's net income for the most recently completed fiscal year by its average net income over the previous three years;

2) the Relative Financial Component, which compares the Company's annual adjusted net income growth relative to the market comparator group; and

---

[1] All page references are to the 2010 Proxy Statement as filed on Edgar.

[2] The Committee's methodology for adjusting the Company's net income to produce the incentive baseline amount is discussed in more detail in the Compensation Discussion and Analysis on page 24 of the 2010 Proxy Statement under the caption "Executive Summary."

3) the Operational Component, which consists of a range of operational goals and success criteria for measuring operational performance.[3]

The first component, while based solely on financial metrics, takes into account performance periods longer than one year, as the denominator of the ratio in the Absolute Financial Component is based on the Company's average net income over the previous three years. The third component, the Operational Component, consists of a variety of performance evaluations that are not based on financial metrics, such as improved roadmap flexibility, graphics leadership and process technology milestones. Although the Operational Component does include revenue goals in its list of performance categories, many of the performance criteria are non-financial metrics. More significantly, for the Operational Component, performance is measured against goals that are set each year, based on the Company's business plan.

The Proposal provides no guidance to assist the Company or stockholders in determining whether the Annual Incentive Cash Awards are covered by the Proposal and if so, what types of adjustments are to be made to the Annual Incentive Cash Awards. Specifically:

- Because the Annual Incentive Cash Award takes into account three performance components, one of which (the Operational Component) is not based solely on financial measurements and one of which (the Absolute Financial Component) is based on a financial measurement period that covers more than one year, is the Annual Incentive Cash Award program subject to the Proposal? Or does the Proposal apply to awards that are based solely on one or more financial measurements whose performance measurement period is one year or shorter?

- If the Annual Incentive Cash Award program is subject to the Proposal, is the Absolute Financial Component a "Financial Metric" whose performance measurement period is one year or shorter, and thus one for which subsequent adjustments must be made, because the numerator is based on a fiscal year financial measure? Or is it not one of the Financial Metrics for which subsequent adjustments must be made because the denominator is based on a three fiscal year measure?

---

[3] In 2009, Operational goals were split among the following categories: architecture/platform, manufacturing/technology, customer orientation and growth and execution, as described in more detail on page 43 of the 2010 Proxy Statement.

- Because the ratios under the three performance criteria are added together to determine the amount payable under the Annual Incentive Cash Award, what type of adjustments is to be applied under paragraph 2(b) of the Proposal? Are the ratios determined under the Absolute Financial Component and the Relative Financial Component to be added together, which would almost always result in a sum greater than one and thus an upward adjustment?

As these questions demonstrate, any attempt to determine whether the Annual Incentive Cash Awards are subject to the Proposal, and if so what change the Proposal intends with respect to those awards, raises numerous questions. Although paragraph 2 of the Proposal purports to give the Committee discretion to make certain decisions in implementing the Proposal, this discretion does not resolve the issues enumerated above as to how fundamental aspects of the Proposal are intended to operate.

As described in the Compensation Discussion and Analysis on page 29 of the 2010 Proxy Statement under the caption "Semiannual Incentive Cash Payments," the Company's Semiannual Incentive Cash program operates through a company-wide plan and accounts for 5% or less of named executive officers' total incentive cash compensation in each of the last three years. Eligible employees receive cash payments, communicated as a number of days of compensation, based on the Company's profitability. An additional two days of compensation is paid for each year if customer satisfaction goals are attained. In 2009, the Committee used their discretion to lower the payments for the executive officers by two days. With respect to this compensation program as well, fundamental questions arise as to the applicability of the Proposal. Because customer satisfaction is not a financial measurement, nor is the Committee's discretion to adjust such awards for the executive officers necessarily based on financial measurements, the Proposal provides insufficient instructions on whether these awards are to be subject to the Proposal, and if so, what types of adjustments are to be made to the Company's Semiannual Incentive Cash program.

The Proposal is vague and indefinite because, in the context of the Company's executive compensation arrangements, stockholders and the Company will not know what compensation arrangements are affected by the Proposal or how fundamental aspects of the Proposal are to be interpreted. The Staff consistently has concurred with the exclusion of proposals addressing executive compensation where the proposals contain vague or misleading references to compensation arrangement changes. In *Prudential Financial, Inc.* (avail. Feb. 16, 2007), the proposal sought "shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs ..." The Staff concurred with the company's argument that the proposal was vague because key terms were susceptible to multiple interpretations and it was impossible to isolate earnings resulting from management controlled programs. Similarly, in *General Electric Co.* (avail. Feb. 5, 2003), the proposal sought "shareholder approval for all compensation for Senior Executives and Board members" which exceeded certain thresholds. There, the Staff concurred with the company's argument that the proposal was vague because shareowners would not be able to determine what the critical terms "compensation" and "average wage" referred to and thus would not be able to understand which types of compensation the proposal would have affected. *See also Woodward Governor Company* (avail. Nov. 26, 2003) (concurring in the exclusion of a proposal which called for a policy of compensating "executives in the upper management ... based on stock growth" because the company could not ascertain what executives and what time periods the proposal covered and thus could not determine what measures to take if the proposal passed).

Similarly here, it is impossible for stockholders or the Company to ascertain what adjustments to the Company's executive compensation program the Proponent is urging considering the multifaceted criteria of the Company's compensation plans. Thus the Proposal is vague and indefinite because it mandates specific action but does not adequately describe such actions, so that "neither the shareholder voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what measures the Company would take in the event the proposal was approved." *Hershey Foods Corp.* (avail. Dec. 27, 1988).

Additionally, the fact that the Proposal confers some discretion to the Company in implementing certain aspects of the Proposal does not prevent it from being vague and indefinite because the Proposal does not provide adequate guidance on fundamental aspects of the specific policy changes it mandates. In this respect, the Proposal is comparable to numerous others that have sought to have a company implement specific guidelines or objectives but have failed to adequately describe or define those objectives such that neither stockholders nor a company would know what the proposal required. The Staff consistently has concurred with the exclusion of proposals that mandate the adoption of specific policies or standards but fail to adequately describe such standards. In *Alcoa Inc.* (avail. Dec. 24, 2002), the Staff concurred with exclusion of a proposal requesting "full implementation of these human rights standards" and a program to monitor compliance with "these standards." Even though the supporting statement in *Alcoa Inc.* mentioned certain workplace human rights principles, the proposal did not identify with reasonable certainty the "human rights standards" that the proposal would have required that company to implement. *See also Eastern Kodak Co.* (avail. Mar. 3, 2003) (concurring in the exclusion of a proposal that sought to cap executive salaries at a set amount "to include bonus, perks [and] stock options" because the proponent failed to define key terms and failed to provide guidance on how options were to be valued); *PepsiCo Inc.* (avail. Feb. 18, 2003) (same); *General Electric Co.* (avail. Jan. 23, 2003) (concurring in the exclusion under Rule 14a-8(3) of a proposal requesting "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" because the proponent failed to define "benefits" or provide guidance on how such benefits should be measured). *Cf. NYNEX Corp.* (avail. Jan. 12, 1990) (concurring in the exclusion under Rule 14a-8(i)(3) of a stockholder proposal requesting that the company not interfere in government policies of foreign nations because the company would be required to make a highly subjective determination concerning what constitutes "interference" without guidance from the proposal).

These proposals are distinguishable from other stockholder proposals that refer to standards that the Staff did not concur were excludable as vague and indefinite, either because the proposal provided sufficient detail as to what types of changes it was seeking, or because the Proposal sought the implementation of general policies, but left the details of those policies to companies' discretion. *See Ohio Casualty Corp.* (avail. Jan. 23, 2004); *Microsoft Corporation* (avail. Sept. 14, 2000); *Oracle Corporation* (avail. Aug. 15, 2000).

The instant Proposal is analogous to the proposals in *Alcoa Inc.*, *General Electric Co.*, *NYNEX Corp.*, and the other cited precedents, because it asks for changes to specific compensation programs without adequately describing such changes or their implementation. Considering the multiple components that are incorporated in the Company's incentive awards, implementation of the Proposal raises fundamental questions as to what types of awards are subject to the Proposal, what qualifies as a Financial Metric that is based on a performance measurement period of one year or shorter, and what type of adjustments to payouts are to be made. In this respect, the Proposal is distinguishable from ones that request new compensation programs and set forth sufficient details of those programs, or that establish general policies but do not seek to dictate specific adjustments or changes to company policies. Accordingly, we believe that the Proposal is impermissibly misleading as a result of its vague and indefinite nature and, thus, is excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Irving S. Gomez, Senior Attorney – Legal and Corporate Affairs Group at Intel at (408) 653-7868.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: Irving S. Gomez, Intel Corporation
Eunice Washington, SEIU Master Trust
Steve Abrecht, SEIU Master Trust

Exhibit A


SEIU
Stronger Together

December 2, 2010

Cary Klafter, Corporate Secretary
Intel Corporation
M/S RNB-4-151
2200 Mission College Boulevard
Santa Clara, California 95054-1549

Via United Parcel Service and Email: corporate.secretary@intel.com

Dear Mr. Klafter:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2010 proxy statement of Intel Corporation (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Intel Corp. shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. Proof of share ownership is being sent to you under separate cover, shortly after this mailing. Please contact Steve Abrecht at (202)730-7051 if you have any questions.

Sincerely,

Eunice Washington
Executive Director of Benefit Funds

EW:bh
Attachment

cc: Steve Abrecht

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org



RESOLVED that stockholders of Intel Corporation ("Intel") urge the Compensation Committee of Intel's board (the "Committee") to make the following changes to any short-term incentive ("STI") plan in which senior executives participate, as such STI is applied to senior executives, to promote a longer-term perspective:

1. An award to a senior executive under the STI (a "Bonus") that is based on one or more financial measurements (each, a "Financial Metric") whose performance measurement period ("PMP") is one year or shorter shall not be paid in full for a period of three years (the "Deferral Period") following the end of the PMP;
2. The Committee shall develop a methodology for (a) determining what proportion of a Bonus should be paid immediately, (b) adjusting the remainder of the Bonus over the Deferral Period to reflect performance on the Financial Metric(s) during the Deferral Period and (c) paying out the remainder of the Bonus, adjusted if required, during and at the end of the Deferral Period; and
3. The adjustment described in 2(b) should not require achievement of new performance goals but should focus on the quality and sustainability of performance on the Financial Metric(s) during the Deferral Period.

The policy should be implemented in a way that does not violate any existing contractual obligation or the terms of any compensation or benefit plan currently in effect. Intel should submit for stockholder approval any change where approval is required under any law, regulation or plan.

SUPPORTING STATEMENT

As long-term stockholders, we support compensation policies that promote sustainable value creation. We are concerned that STI plans can encourage senior executives to manage for the short term and take on excessive risk. The financial crisis illustrates what can happen when executives are rewarded for short-term performance without any effort to ensure that the performance is sustainable.

In 2009, Intel CEO Paul Otellini received $5,251,500 in non-equity incentive plan compensation. Intel's 2010 proxy statement explains that these amounts represent both annual and semiannual incentive payments made paid pursuant to the Executive Officer Incentive Plan. In each of 2008 and 2007, Otellini's pay in this category was nearly $4 million.

This proposal urges that Intel's STIs should be changed to encourage a longer-term orientation for senior executives. The Committee should develop a system for retaining some portion of each bonus based on short-term financial metrics for three years and adjusting the unpaid portion to account for performance during that period. The proposal gives the Committee discretion over the details of this process.

Bonus deferral is gaining significant support internationally. In September 2009, the G-20 endorsed principles recommending that a substantial portion of variable compensation be deferred over a period of at least three years. France already requires that at least 50% of bankers' bonuses be deferred for three years. The U.K.'s Financial Services Authority has adopted a remuneration code mandating that two-thirds of senior employees' bonuses be deferred over three years.

We urge support FOR this proposal.


SEIU
Stronger Together

December 9, 2010

Cary Klafter, Corporate Secretary
Intel Corporation
M/S RNB-4-151
2200 Mission College Boulevard
Santa Clara, California 95054-1549

Via United Parcel Service and Email: corporate.secretary@intel.com

Dear Mr. Klafter:

In compliance with Rule 14a-8(b)(2), enclosed please find a "Proof of Ownership" letter from Amalgamated Bank dated December 2, 2010.

If you have any questions or need any additional information please contact Steve Abrecht at 202-730-7051.

Sincerely,

Eunice Washington
Executive Director of Benefit Funds

EW:bh
Enclosure

cc: Steve Abrecht

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org






RECEIVED
DEC 06 2010
By

RAY MANNARINO, CFA, CPA
Vice President

TEL (212) 895-4909
FAX (212) 895-4524
raymondmannarino@amalgamatedbank.com

December 2, 2010

Ms. Eunice Washington
Executive Director of Benefit Funds
SEIU Master Trust
11 DuPont Circle
Suite 900
Washington, DC 20036

Re: Intel Corp.: Cusip 458140100

Dear Ms. Washington,

Amalgamated Bank is the record owner of 22,870 shares of common stock (the "shares") of Intel Corp., beneficially owned by SEIU Master Trust The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # The SEIU Master Trust had held shares continuously for at least one year on 12/2/10 and continues to hold shares as of the date set forth above.

If you have any questions or need anything further, please do not hesitate to call me at (212) 895-4909.

Regards,

Ray Mannarino
Vice President
Amalgamated Bank

CC: Vonda Brunsting
Joseph Brunken

